Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 18, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of a special distribution; and
•	Update our potential investments.

Declaration of Special Distribution

On December 15, 2017, our board of directors authorized a special daily cash distribution of $0.0057682365 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on December 17, 2017 and ending on December 31, 2017 (the “Special Distribution Period”).  The distribution will be payable to the stockholders of record as of the close of business on each day of the Special Distribution Period. Our manager, RM Adviser, LLC,  expects that the distributions will be paid on or about January 15, 2018.

Potential Investment

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

Plano Portfolio – Plano, Texas

There is a reasonable probability that we may acquire a $1,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in connection with the acquisition and renovation of two garden-style multifamily assets located in Plano, Texas.  If we choose to acquire the Equity Investment, we will pay $1,000,000, which comprises approximately 31% of the total equity. An entity managed by an affiliate of Realty Mogul, Co., may also make an investment in this transaction. The project sponsor intends to use part of the Equity Investment to acquire and make renovations to the 156-unit multifamily community (the “Property”).  As of October 2017, the Property was 100% occupied and currently has a waiting list for prospective residents.  The Property is located approximately 6.0 miles from the University of Texas, Dallas and is located in close proximity to Aldi Grocery Stores, Whole Foods Market, World Market and various restaurants and retail stores.

In connection with the Equity Investment, we have partnered with an experienced sponsor that specializes in, and has a track record with, the acquisition and management of multifamily properties and has approximately $270 million in multifamily assets, consisting of approximately 4,600 units.  In addition, our affiliates have invested in four prior successful transactions with this sponsor.